Exhibit 99.1

PENN WEST ANNOUNCES $1.1 BILLION IN ASSET SALES, INCLUDING THE SALE OF ITS

SASKATCHEWAN ASSETS FOR $975 MILLION

TRANSFORMS PENN WEST INTO A LEADING ALBERTA OIL PRODUCER

CALGARY, June 10, 2016 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE.BC) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce that it has entered into a definitive agreement for the sale of all of its Saskatchewan assets, including its Dodsland Viking area, for cash consideration of $975 million, subject to normal closing adjustments. The Saskatchewan assets are split approximately evenly between medium and heavy oil properties in the West and the Dodsland light-oil properties in the East. The purchaser is Teine Energy Ltd., a Viking producer backed by the Canada Pension Plan Investment Board.

This transaction, together with additional Alberta asset dispositions for proceeds of approximately $140 million, is expected to close in the second quarter. The total cash consideration from asset dispositions to date in 2016 is approximately $1.3 billion, reducing our pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015. As a result, we expect to be comfortably in compliance with all of our financial covenants at the end of the second quarter and for the remainder of 2016.

“Saskatchewan is a coveted asset amongst many of our competitors and with this transaction we have capitalized on the demand for high-quality oil assets of scale”, David Dyck, Senior Vice President and Chief Financial Officer of Penn West commented. “This is a pivotal transaction for the Company. While we have made significant progress over the past three years in reducing our total debt, this asset sale results in a markedly improved capital structure and positions the Company in the top tier of our peers in terms of all significant debt metrics. Additionally, the sales metrics received are meaningfully above recent precedent transactions in the area and are very accretive to our shareholders.”

We expect to realize nearly $100 million annually as a result of decreased interest expenses and significant reductions in G&A expenses through this transaction, which more than offsets the loss in net operating income associated with the Saskatchewan properties(1).

The following are some of the key metrics and implied transaction multiples for the Saskatchewan properties based on our full year 2016 forecast:

Production	13,650 boe/d
Operating Cost	$14.75/boe
Field Netback(1)	$12.75/boe
2P Reserves(2)	53 MMboe
Implied Production Multiple	$71,400/boe/d
Implied Net Operating Income (NOI) Multiple(1)	15 times
Implied 2P Reserves Multiple(2)	$18.40/boe

(1)	Based on actual achieved commodity prices through May 2016 and C$60/bbl Edmonton Par for the balance of 2016
(2)	Based on year-end 2015 working interest reserves

The effective date of the Saskatchewan assets sale is May 1, 2016 and closing is expected to occur in the second quarter, subject to the receipt of all necessary regulatory approvals and the satisfaction of closing conditions customary in transactions of this nature.

In addition to the sale of its Saskatchewan properties and through a series of transactions, Penn West sold other Alberta properties for proceeds of approximately $140 million with associated 2016 production of 3,100 boe/d.

RBC Capital Markets acted as our exclusive financial advisor on these transactions.

Corporate Update and Transformation to a Leading Alberta Oil Producer

The sale of our Saskatchewan assets is a key element of our transformation strategy allowing us to streamline and high-grade the remainder of our portfolio to once again grow reserves, production and funds flow from operations at a profitable and measured pace.

“While the Dodsland Viking was an important contributor to Penn West’s growth profile in recent years, this transaction will allow us to replace these largely mature assets by funding the more prospective and numerous growth opportunities in our Cardium and Alberta Viking positions; areas where we are more focused and more competitive”, commented Dave Roberts, President and Chief Executive Officer of Penn West. “We forecast that the combination of a concentrated asset portfolio, lower operating cost base, and reduced interest expense burden will allow us to grow the Company’s production by approximately 10% annually well into the next decade, while still generating funds flow from operations in excess of our capital spending, at current commodity prices.”

As we continue to monetize our non-core assets over the balance of the year, our remaining operations will be focused in Alberta as follows:

•	Our redefined Cardium area will be focused on our unsurpassed land position encompassing 700 net sections and 1,500 drilling locations, or over 20 years of drilling activity. Our first quarter production in the Cardium area was approximately 19,500 boe/d with operating costs of $10/boe and netbacks of $17/boe. We expect the Cardium to continue driving profitable liquids growth through a combination of waterflood programs, infill drilling and new development for the foreseeable future. Recent production results from Cardium wells in both the Pembina and Willesden Green areas over the last two quarters continue to exceed expectations with production volumes meaningfully above historical type curves. Additionally, this transaction gives Penn West the financial flexibility to begin exploiting the multi horizon potential in our Cardium area. We hold approximately 500 net sections in the Belly River and Mannville formations that we believe are highly prospective. These plays will form part of our development strategy that we will be executing over the next several years.

•	In recent years our technical understanding of the Viking play has extended into Alberta through an active farm-out program as well as the exploratory findings and strong production results from offsetting peers. In the Alberta Viking we see the opportunity to replicate our Dodsland experience, with similar strong economics, but with much higher growth potential given the early stage life cycle of the play. While our Alberta Viking first quarter production was only approximately 1,000 boe/d, we expect this area will be an important focus of our 2017 development program and a key growth area in the foreseeable future. Our Alberta Viking position encompasses approximately 174 net sections and has over 500 potential drilling locations.

•	The Peace River area is focused on our Peace River Oil Partnership (PROP) with our joint venture partner. We expect this area to remain a stable production and cash generation vehicle for the Company, as approximately 90% of our operating and capital costs are paid for by our partner. Our first quarter net production at Peace River was approximately 5,000 boe/d, 98% weighted to crude oil, with operating costs of $1/boe(3). Additionally, we have had positive results from two thermal pilots in the area and we expect larger scale thermal recovery, in a higher crude oil environment, would allow meaningful recovery of the significant oil potential in our Peace River acreage.

(3)	Net of partner carried operating costs

We are continuing to rationalize a number of remaining non-core assets throughout the remainder of the year. We have a number of ongoing asset sale processes, at various stages of completion, and anticipate divesting these remaining high-cost, largely negative net operating income, properties by year-end. Total remaining production expected to be sold is approximately 20,000 boe/d with a range of values expected at $100 million to $200 million. Importantly, these transactions will also reduce the Company’s well count by approximately 5,000 wells and our asset retirement obligation by $200 million.

“Three years ago Penn West embarked on a path to create the most competitive conventional oil producer in Western Canada. The journey was perhaps longer and more difficult than anyone expected as we have experienced the worst crude oil crash in over a decade. We persevered and we can now see the most challenging time in our Company’s history coming to a close. As a result of our actions, we will have reduced debt by over $2.8 billion in the last three years, dramatically lowered our cost structure and meaningfully improved our operational execution. We are very excited to open a new chapter as our focused Alberta operations will create a top quartile Company with a strong and sustainable growth profile, operating costs of $10-$12/boe, and low leverage metrics”, concluded Dave Roberts.

Our second half 2016 development program of $5-10 million is focused on the Peace River area, but we are actively monitoring opportunities to increase spending on optimization and base maintenance activities. We are also reviewing plans to ramp up spending and development activity in the second half of the year as commodity prices continue to strengthen. We will be formalizing our 2017 activity plans in the coming months to profitably grow our production and cash flows. We expect that we will be able to deliver a plan with improved efficiencies, lower costs, and meaningful reserve additions.

Guidance

We expect to provide updated corporate guidance and more details on our 2017 plan in the near future.

Conference Call and Webcast Details

A conference call and webcast presentation will be held to discuss the matters noted above at 10:00am MT (12:00pm ET) on Monday, June 13, 2016.

To listen to the conference call, please dial 647-427-7450 or 1-888-231-8191 (toll-free).

This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1207430&s=1&k=00666B2C392221137490F111C8534AA2

A digital recording will be available for replay two hours after the call’s completion, and will remain available until June 24, 2016 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 28666425, followed by the pound (#) key.

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our transformation into a leading Alberta oil producer, that the expected total cash consideration from asset sales (including the Saskatchewan assets) to date in 2016 is approximately $1.3 billion, which reduces the pro forma Net Debt to approximately $600 million from $2.1 billion at year-end 2015, that the sale transaction, together with additional Alberta asset dispositions for proceeds of approximately $140 million, is scheduled to close in the second quarter (subject to the receipt of all necessary regulatory approvals and the satisfaction of closing conditions customary in transactions of this nature), the expectation to be comfortably in compliance with all of our financial covenants at the end of second quarter and for the remainder of 2016, the expectation to realize nearly $100 million annually as a result of decreased interest expenses and significant reductions in G&A expenses through this transaction, which more that offsets the loss in net operating income associated with the Saskatchewan properties, the key metrics and implied transaction multiples for the Saskatchewan assets based on our full year 2016, forecast that the sale of our Saskatchewan production and reserve base is a key element or our transformation strategy allowing us to streamline and high-grade the remainder or our portfolio to once again grow reserves, production and funds flow from operations at a profitable and measured pace, that this transaction will allow us to replace mature assets by funding more prospective and numerous growth opportunities in our Cardium and Alberta Viking positions, areas where we are more focused and more competitive, the forecast that the combination of a concentrated asset portfolio, lower operating cost base, and reduced interest expense will allow us to grow the Company’s production by approximately 10% annually well into the next decade, while still generating funds flow from operations in excess of our capital spending, at current commodity prices, our continuing to monetize our non-core assets over the balance of the year and focusing our remaining operations in Alberta with: (1) in Cardium, the expectation to continue driving profitable liquids growth through a combination of waterflood programs, infill drilling and new development for the foreseeable future and the execution of the sale transaction gives Penn West the financial flexibility to begin exploiting the multi horizon potential in our Cardium area and using the Belly River and Mannville formations to form part of our development strategy that we will be executing over the next several years; (2) in the Alberta Viking, seeing the opportunity to replicate our Dodsland experience, with similar strong economics, but with much higher growth potential given the early stage life cycle of the play, and the expectation that this area will be an important focus of our 2017 development program and a key growth area in the foreseeable future; and (3) in the Peace River area, our expectation that PROP will remain a stable production and cash generation vehicle for the Company, that larger scale thermal recovery, in a higher crude oil environment, would allow meaningful recovery of the significant oil potential in our Peace River acreage, our continuing to rationalize a number of remaining non-core assets throughout the remainder of the year, and anticipating divesting these remaining high-cost, largely negative net operating income, properties by year-end with total remaining production expected to be sold of approximately 20,000 boe/d with a range of values expected at $100 million to $200 million, that the transactions will reduce the Company’s well count by approximately 5,000 wells and our asset retirement obligation by approximately $200 million, our belief that most challenging time in our Company’s history is coming to a close, that we will have reduced debt by over $2.8 billion in the last three years, dramatically lowered our cost structure and meaningfully improved our operational execution that our focused Alberta operations will create a top quartile Company with a strong and sustainable growth profile, operating costs of $10-12/boe, and low leverage metrics, having the second half 2016 development program of $5-10 million focus on the Peace River Area but actively monitoring opportunities to increase spending on optimization and base maintenance activities, reviewing plans to ramp up spending and activity in the second half of the year as the commodity prices continue to strengthen and formalizing our 2017 plans in the coming months to profitably grow our production and cash flows, the expectation that we will be able to deliver a plan with improved efficiencies, lower costs and meaningful reserves additions and updated corporate guidance and more details on our 2017 activity plan in the near future.

The key metrics and implied transaction multiples for the Saskatchewan assets set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future-oriented financial information contained in this press release are based on assumptions about future events based on management’s assessment of the relevant information currently available. In particular, this press release contains projected operational and financial information for 2016 for the Saskatchewan assets. The future-oriented financial information and financial outlooks contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com